Exhibit 99.1

Caledonia Mining Corporation Plc
Board and Management Appointments
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
26 July 2016: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that John McGloin has joined the Board as an independent non-executive director, with immediate effect.  Caledonia has also appointed Maurice Mason as Vice President, Investor Relations and Corporate Development.

Mr McGloin (aged 51) holds an MSc in Mining and Exploration Geology from the Camborne School of Mines and a BSc in Geology from the National University of Ireland, Galway.  After he graduated, Mr McGloin worked as a geologist and a consultant geologist where he gained experience of a range of projects and multiple jurisdictions.  Following this, he spent 10 years working in the City of London, initially as a mining analyst and latterly as head of the mining teams at various London-based stockbrokers.

From April 2012 to April 2016, Mr McGloin was Executive Chairman and Chief Executive Officer of Amara Mining PLC (“Amara”), which was focused on the Yaoure gold project in Cote d’Ivoire in West Africa.  In April 2016, Amara was subject to a recommended combination with Perseus Mining Limited (“Perseus”), an Australian mining group which is listed on the Toronto and Australian stock exchanges and operates gold mines in West Africa.   Following the combination between Perseus and Amara, Mr McGloin joined the board of Perseus as a non-executive director, a role which he intends to combine with his role at Caledonia.

Mr Maurice Mason is a South African, resident in London, who holds a BSc in Engineering from the University of Natal, South Africa and an MBA from Henley Management College.  Mr Mason’s career includes positions at Unilever, SABMiller and Anglo American.  Most recently, Mr Mason was director, Equity Research, for Stifel Nicolaus Europe Ltd covering mining companies listed in the UK.

Commenting on the appointments, Mr Leigh Wilson, Caledonia’s Chairman, said:

“I welcome Mr McGloin to Caledonia’s board.  John’s technical background as a geologist and his practical experience in managing a gold exploration and development company adds further strength and a broader perspective to Caledonia’s board.  John’s experience will help to ensure that the robust mine development plan, which is currently under way at the Blanket Mine in Zimbabwe, will be successfully implemented.

“Blanket is approximately 20 months into a four year development programme, as a result of which we expect Blanket to increase production to approximately 80,000 ounces of gold per annum and re-inforce its position as a low-cost operator with excellent long-term exploration and development potential.

“I also welcome Mr Mason to Caledonia’s management team.  His appointment increases Caledonia’s capacity to evaluate new strategic developments as our cash generation begins to improve as we continue to implement the development plan at Blanket.”

Commenting on his appointment as an independent non-executive director to Caledonia, John McGloin said:
“I am delighted to join Caledonia at what is an exciting time in the Company’s development.
 “The Company has an experienced management team and a strong, producing asset, which, through the robust investment plan, has exceptional expansion potential and I look forward to assisting Caledonia on the implementation of this plan.
“I am also excited at the further strategic opportunities that will arise for Caledonia as the investment programme at Blanket begins to bear fruit.”
About Caledonia Mining
Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.
At 31 March 2016, Caledonia had net cash of US $8.8 million.  Blanket plans to increase production from 42,800 ounces in 2015 to approximately 80,000 ounces in 2021; Blanket’s target production for 2016 is approximately 50,000 ounces. Caledonia expects to publish its results for the quarter to 30 June 2016 on 11 August 2016.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 702 998 or +27 11 447 2499 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Appendix 1 – Current and Previous Directorships of Mr. McGloin

The names of all companies of which Mr. McGloin, has been a director at any time in the previous five years are set out below.

On 9 December 2014 Seguenega Mining SA, a Burkina Faso incorporated subsidiary of Amara Mining plc of which John McGloin was a director, was placed into liquidation. The liquidation was completed in Q1 2016 and the company was formally dissolved.

Company	Status
Perseus Mining Limited	Current
Cluff Gold Sega SARL	Current
Cluff Mining Burkina SARL	Current
Kalsaka Mining SA	Current
Baomahun Gold Limited	Current
Yaoure Mining SA	Current
Amara Mining Plc	Previous
Amara Mining (Sierra Leone) Limited	Previous
Amara Mining (Burkina) Limited	Previous
Amara Mining (Cote d’Ivoire) Limited	Previous
Cluff Gold (SL) Limited	Previous
Amara Mining Cote d’Ivoire SARL	Previous
Seguenega Mining SA	Previous
Amara Mining (Mali) Limited	Previous
Amara Mining Services Limited	Previous
Winston Mining Limited	Previous

Mr. McGloin holds no shares or share options in the Company.

There are no other matters which are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.